

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 6, 2017

Via E-Mail
Lishan Aklog, M.D.
Chief Executive Officer
PAVmed Inc.
One Grand Central Place, Suite 4600
New York, New York 10165

> **Re:** **PAVmed Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 20, 2016**
> **File No. 333-214288**

Dear Dr. Aklog:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 12, 2016 letter.

Fee Table

1.   We note your response to prior comment 1. If this registration statement does not register for sale the securities underlying warrants issued in your previous public offering, it is unclear why you have included those securities in the fee table to this registration statement. With regard to securities being registered for sale on this registration statement, please use a price within 5 business days of the date on which you first included the shares in the registration statement if you are relying on Rule 457(c). Also, because you are registering securities for "two separate transactions" as indicated in your response to prior comment 3, please calculate a filing fee for each transaction based on the maximum number of shares that you might issue in each transaction.

<u>Selling Securityholders, page 7</u>

2.   We note your response to prior comment 3.

- Please tell us whether any selling stockholder offered or sold any of the warrants before you filed this registration statement. If you intend this registration statement to cover the offer and sale of common stock in connection with the exercise of warrants only as to those warrant holders who may acquire warrants in transactions conducted in reliance on Rule 144 subsequent to the filing of this registration statement, please revise your disclosure in the last paragraph on page 8 to clarify.

- Please tell us why the text preceding the table on page 7 includes multiple references to warrants being offered pursuant to the registration statement. Include in your response the file number and filing date of the registration statement that registers the warrants for resale by the selling stockholders.

We may have further comment on your response to prior comment 3 after you respond to this comment.

Please contact Laurie Abbott at (202) 551-8071 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Jeffery M. Gallant, Esq.
        Graubard Miller